(Translation)

File No. 82-34816

June 18, 2008

Dear Sirs,




Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of the Management Systems of SEGA SAMMY HOLDINGS INC. and its Major Subsidiaries (SEGA CORPORATION and Sammy Corporation)

Notice is hereby given that at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") held after the close of its Ordinary General Meeting of Shareholders held on June 18, 2008 at which Directors and Corporate Auditors were elected, the following Representative Directors, Directors with specific titles, Corporate Auditors and Executive Officers were appointed and assumed office as of the same day. Notice is also given of the new management systems of its important subsidiaries SEGA CORPORATION and Sammy Corporation, as described below:

Description

SEGA SAMMY HOLDINGS INC.

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman, President and Representative Director (CEO)	Hajime Satomi	Chairman, President and Representative Director (CEO)
Executive Vice President and Representative Director	Keishi Nakayama	Executive Vice President and Representative Director
(Newly Elected) Director	Okitane Usui	President and Representative Director (COO), SEGA CORPORATION
Director and CCO (Chief Creative Officer)	Hisao Oguchi	Vice Chairman and Director
Director	Yuji Iwanaga	Director

New Title	Name	Former Title
(Newly Elected) Director	Takeshi Natsuno	Executive Officer, NTT DoCoMo, Inc.
Standing Corporate Auditor	Kazutada Ieda	Standing Corporate Auditor
Corporate Auditor	Toshio Hirakawa	Corporate Auditor
Corporate Auditor	Hisashi Miyazaki	Corporate Auditor
Corporate Auditor	Mineo Enomoto	Corporate Auditor
(Retired)	Tadashi Ishida	Senior Managing Director
(Retired)	Toru Katamoto	Director
(Retired)	Akio Kioi	Director

2. Executive Officers

New Title	Name	Former Title
Senior Executive Officer and General Manager of Administration Department	Hideo Yoshizawa	Senior Executive Officer and General Manager of Administration Department
Senior Executive Officer in charge of policies	Koichi Fukazawa	Senior Executive Officer in charge of policies
Executive Officer General Manager of Group Internal Control and CSR Promotion Office, General Manager of Internal Audit Office	Tetushi Ikeda	Executive Officer in charge of Corporate Governance Committee
Executive Officer and General Manager of Group Representative Office and Group Communications Office	Takatoshi Akiba	Executive Officer and General Manager of Group Representative Office and Group Communications Office

SEGA CORPORATION

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman, Representative Director (CEO)	Hajime Satomi	Chairman, Representative Director (CEO)
President, Representative Director (COO)	Okitane Usui	President, Representative Director (COO)
Director and CCO	Hisao Oguchi	Director
Director (General Manager of Domestic Consumer Business Div., Overseas Consumer Business Div., Overseas Amusement Business Div.)	Masanao Maeda	Director (General Manager of Domestic Consumer Business Div., Overseas Consumer Business Div., Overseas Amusement Business Div.)
Director (General Manager of Corporate Div.)	Akira Sugano	Director (General Manager of Corporate Div.)
Director	Koichi Fukazawa	Director

New Title	Name	Former Title
(General Manager of New Business Development Div.)		(General Manager of New Business Development Div.)
Director (General Manager of Amusement Facilities Business Div.)	Katsuya Kondo	Director (General Manager of Amusement Facilities Business Div.)
Director (General Manager of Overseas Consumer Business Div., CEO, SEGA Holdings U.S.A., Inc., CEO, SEGA Europe LTD. and CEO, SEGA of America, Inc.)	Naoya Tsurumi	Director (General Manager of Overseas Consumer Business Div., CEO, SEGA Holdings U.S.A., Inc., CEO, SEGA Europe LTD. and CEO, SEGA of America, Inc.)
Director	Hideki Okamura	Director
Standing Corporate Auditor	Hisashi Miyazaki	Standing Corporate Auditor
Corporate Auditor	Mineo Enomoto	Corporate Auditor
Corporate Auditor	Shunichi Shimizu	Corporate Auditor
(Retired)	Yasuo Tazoe	Director (New Business Development Div.)

2. Executive Officers

New Title	Name	Former Title
Executive Officer (Deputy General Manager of Amusement Facilities Business Div.)	Toshiya Tabata	Executive Officer (Deputy General Manager of Amusement Facilities Business Div.)
Executive Officer (General Manager of Amusement R&D Div.)	Yukio Sugino	Executive Officer (General Manager of Amusement R&D Div.)
Executive Officer (General Manager of Amusement Machines Sales Div.)	Shigeru Yamashita	Executive Officer (General Manager of Amusement Machines Sales Div.)
Executive Officer (General Manager of Consumer R&D Div.)	Hiroyuki Miyazaki	Executive Officer (General Manager of Consumer Business Div.)
Executive Officer (Deputy General Manager of Domestic Consumer Business Div.)	Takayuki Kawagoe	R&D CO (Deputy General Manager of Domestic Consumer Business Div.)
Executive Officer (General Manager of ALL.Net Development and Strategy Department, Amusement R&D Div.)	Hiroshi Yagi	Executive Officer (General Manager of ALL.Net Development and Strategy Department, Amusement R&D Div.)
Executive Officer (General Manager of General Affairs, Legal Affaires, Intellectual Property and Operation Improvement Promotion Department, Corporate Div.)	Hiroyuki Soga	Executive Officer (General Manager of General Affairs, Legal Affaires, Intellectual Property and Operation Improvement Promotion Department, Corporate Group Div.)
Executive Officer (General Manager of Production Procurement Div., Amusement	Kunihiko Watanabe	Executive Officer (General Manager of Production Procurement Div., Amusement

New Title	Name	Former Title
Business Div.)		Business Group Div.)
(Newly Elected) Executive Officer (General Manager of Overseas Amusement Div.)	Tatsuyuki Miyazaki	
(Newly Elected) Executive Officer (Deputy General Manager of New Business Development Div.)	Shoji Shintani	

3. R&D Creative Officers ("R&D CO", hereinafter)

New Title	Name	Former Title
R&D CO (General Manager of Family Entertainment R&D Department, Amusement R&D Div.)	Hiroshi Uemura	R&D CO (General Manager of Family Entertainment R&D Department, Amusement R&D Div.)
R&D CO (Deputy General Manager of Consumer R&D Div.)	Toshihiro Nagoshi	R&D CO (Deputy General Manager of Consumer R&D Group, Consumer Business Div.)
R&D CO (General Manager of AM Software R&D Department, Amusement R&D Div.)	Hiroshi Kataoka	R&D CO (General Manager of AM Software R&D Group, Amusement R&D Div.)
R&D CO (General Manager of, AE R&D Div., Amusement R&D Div.)	Masao Yoshimoto	R&D CO (General Manager of, AE R&D Div., Amusement R&D Div.)
R&D CO (General Manager of AM Plus R&D Div., Amusement R&D Div.)	Yu Suzuki	R&D CO (General Manager of AM Plus R&D Div., Amusement R&D Div.)

Sammy Corporation

1. Directors and Corporate Auditors

New Title	Name	Former Title
Chairman, Representative Director (CEO)	Hajime Satomi	Chairman, Representative Director (CEO)
President, Representative Director (COO) (General Manager of Business Strategy Department)	Keishi Nakayama	President, Representative Director (COO) (General Manager of Business Strategy Department)
Executive Vice President, Representative Director	Toru Katamoto	Executive Vice President, Representative Director

New Title	Name	Former Title
Director	Hideo Yoshizawa	Director
Director (General Manager of R&D Group Div. and General Manger of SC R&D Div.)	Norio Uchida	Director (General Manager of R&D Group Div. and General Manger of SC R&D Div.)
Director (General Manager of Marketing Div. and Hall Total Service Sales Div.)	Yuichi Amari	Director (General Manager of Marketing Div. and Hall Total Service Sales Div.)
Director	Hisao Oguchi	Director
Standing Corporate Auditor	Toshio Hirakawa	Standing Corporate Auditor
Standing Corporate Auditor	Kichitaro Mukai	Standing Corporate Auditor
Corporate Auditor	Tadashi Ishida	Director
(Retired)	Etsuo Sakai	Corporate Auditor
(Retired)	Akio Kioi	Corporate Auditor

2. Executive Officers and Executive Creative Officers ("Executive CO", hereinafter)

New Title	Name	Former Title
Executive Officer (General Manager of PC R&D Div.)	Kazuhiro Sumitani	Executive Officer (General Manager of PC R&D Div.)
Executive Officer (General Manager of Production Div.)	Kazuo Nishimura	Executive Officer (General Manager of Production Div.)
Executive Officer (General Manager of Corporate Div.)	Hideo Hayashide	Executive Officer (General Manager of Corporate Div.)
Executive Officer (Deputy General Manager of Sales Div.)	Masao Tamura	Executive Officer (Deputy General Manager of Sales Div.)
Executive Officer (General Manager of PS R&D Div.)	Tomomi Yamazaki	Executive Officer (General Manager of PS R&D Div.)
Executive Officer (Deputy General Manager of Hall Total Service Sale Div.)	Yasuhiko Yoshimura	Executive Officer (Deputy General Manager of Hall Total Service Sale Div.)
Executive Officer (Deputy General Manager of Hall Total Service Sale Div.)	Takashi Komiya	Executive Officer (Deputy General Manager of Hall Total Service Sale Div.)
Executive Officer (General Manager of Business Administration Department)	Shigeru Aoki	Executive Officer (General Manager of Business Administration Department)
Executive CO (Deputy General Manager of PC R&D Div.)	Masato Arai	Executive CO (Deputy General Manager of PC R&D Div.)
Executive CO (Deputy General Manager of PS R&D Div.)	Ayumu Hoshino	Executive CO (Deputy General Manager of PS R&D Div.)

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